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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)*


                      RADA ELECTRONIC INDUSTRIES LIMITED
         -------------------------------------------------------------
                               (Name of Issuer)

                 Ordinary Shares, Par Value NIS .002 Per Share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   750115305
                   -----------------------------------------
                                (CUSIP Number)

                             Robert T. Burke, Esq.
                                  MBV Law LLP
                              101 Vallejo Street
                            San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                       June 14, 1999 and March 14, 2000
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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--------------------------                              ----------------------
   CUSIP NO. 750115305           SCHEDULE 13D             PAGE 2 OF 3 PAGES
--------------------------                              ----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Horsham Enterprises Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,884,665
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,375,215
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,884,665
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
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--------------------------                          --------------------------
  CUSIP NO. 750115305            SCHEDULE 13D           PAGE 3 OF 3 PAGES
--------------------------                          --------------------------

     This Amendment amends Items 5 and 6 of the Statement on Schedule 13D filed by Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"), on June 12, 1997, as amended by a Schedule 13D ("A-1") filed on June 18, 1997, a Schedule 13D ("A-2") filed on July 30, 1997, a Schedule 13D ("A-3") filed on August 14, 1997, a Schedule 13D ("A-4") filed on December 5, 1997, and a Schedule 13D ("A-5") filed on August 11, 1999 (collectively, the "Schedule 13D"), relating to the Ordinary Shares, par value NIS .002 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such items as set forth below.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER
------  ------------------------------------

     Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

     (a) Horsham beneficially owns 3,375,215 Ordinary Shares, representing approximately 9.8% of the outstanding Ordinary Shares.

     This percentage is based on 34,523,215 Ordinary Shares issued and outstanding as of October 10, 2000, according to Rada's Proxy Statement dated October 13, 2000. The Share Option Agreement previously disclosed has been terminated, as described in Item 6 below.

     (b) Horsham has the sole power to dispose of or direct the disposition of the Ordinary Shares reported as beneficially owned by Horsham in Section 5(a) above. As a result of the Shareholders' Agreement previously disclosed, Horsham has the shared power to vote or direct the voting of 3,884,665 Ordinary Shares, representing approximately 11.3% of the outstanding Ordinary Shares.

     (c) On June 14, 1999, Rada issued to Horsham, and Horsham purchased from Rada, 1,386,000 Ordinary Shares at a price of $0.63 (US) per share in a privately negotiated transaction. In addition, on March 14, 2000, Horsham disposed of 100,000 Ordinary Shares in open market broker's transactions at an average per share price of approximately $3.65.

     (d)  No amendment.

     (e)  Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------  ---------------------------------------------------------------------
        TO SECURITIES OF THE ISSUER.
        ---------------------------

     Item 6 of the Schedule 13D is amended by adding the following to the disclosure already made under such item:

     Horsham has purchased Rada's interest in New Reef Holdings Limited, a previously reported joint venture between Horsham and Rada. In connection with the purchase, the Share Option Agreement pursuant to which Horsham had a right to acquire 99,010 Ordinary Shares has been terminated.


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2001

HORSHAM ENTERPRISES, LTD.

   /s/ Roy K. C. Chan
--------------------------------------
By:  Roy K. C. Chan, Managing Director